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Bear Hug Brewing Company

Brewery

Orlando, FL 32836
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Bear Hug Brewing Company is seeking investment to open a new brewhouse and taproom in the heart of the theme park area in Orlando, Florida.
First Location
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INVESTOR PERKS

Bear Hug Brewing Company is offering perks to investors. You earn perks based on your total investment amount in this business.

Part of the Family Invest $10,000 or more to qualify. 10 of 10 remaining

Investors in this tier will receive their own "Bear" drawn by our artist. This bear will be featured prominently in the taproom as well as on our can art and tap handles. You will also receive a lifetime 10% off of taproom purchases for life!

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OUR STORY

Seth's family lives in the Orlando Theme Park Resort Area and loves breweries. Before moving to the Orlando Area, they lived in Virginia where they typically would try to find a new brewery every Saturday for what they call "Brew-Saturdays". When they arrived to Florida, they re-started their Brew-Saturdays and found that their options were extremely limited. The brewery market needs a shakeup and with inspiration and magic flowing through this area, it seems ripe for the picking.

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TARGET MARKET

Bear Hug brewery's target market consists of locals who work in nearby theme parks (Walt Disney World and Universal Studios Orlando Resort). We'll also be a great option for locals in the greater Orlando area, given the low density of craft breweries nearby. And, of course, we'll look to provide a great experience outside of the parks for the millions of visitors to Disney, Universal, and other local parks.

Walt Disney World currently employs 77,000 people and Universal Studios employs around 10,000.
We also are looking to pick up commuters returning from work in Downtown Orlando, coming home from a long day at work. To meet their family or friends for a quick pint or two before dinner.
75 Million people visit the Orlando area; a huge part of our market will be inviting those tourists from the surrounding hotels for a unique brewery experience.
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THE COMPETITION

Bear Hug will be a unique and entertaining taproom for customers to enjoy their beers. While there are some brewpubs and breweries nearby, we believe that Orlando has demand for new brewery options and hasn't approached market saturation. This puts Bear Hug in a great position to partner with other local businesses while providing a great craft beer experience for locals and visitors alike.

Our experiential approach sets us apart- No other brewery in the area offers the same level of attention to detail in the taproom as we do.

Most of our top competitors are at least 30-75 minutes away from Epcot.

There are some local taprooms in direct competition, but given the large population, we're confident that we'll fit in nicely to the local craft beer scene.

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THE TAPROOM

Our brewery is going to continue "magic" of the area and rewrite the stale and monotonous nature of breweries by creating a truly story-inspired brewery setting. Our space will be an immersive space where the story line of our brewery will be told and hidden throughout the space.

Rock work on the bar area to appear as though the guest is ordering directly from the "Cave" where the bears are brewing the beer.

Pressed concrete floors designed to look as though it is the forest floor where the bears have been dragging carts and leaving their paw prints towards the brewhouse entrance.

Decorative ceiling that creates a canopy above the guests to simulate a thick forest environment.

Each beer will tell a story and have a strong tie into the brewery, like a Honey Ale flagship beer named "Honey Heist."

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INTENDED USE OF FUNDS

Initial investments will go to building costs and initial brewery equipment costs. We will also invest in a promotional marketing campaign to create awareness and excitement before the brewery opens. Once the brewery and tap room are built the remainder of funds will be used to hire initial taproom staff and brewery staff.

15 Barrel System will require a space of a size of 2,500 square feet

Initial equipment includes tanks, fermenters, hoses, cold storage, kegs, etc

Canning line to be purchased after 1-2 years. We will use a mobile canner for our initial startup.

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AUGUST 2022

Complete capital raise

SEPTEMBER 2022

Secure location

OCTOBER 2022

Begin construction

MARCH 2023

Grand opening

Previous

Next

THE TEAM

Seth Hunter

Co-Founder

Sean

Co-Founder

BUSINESS PLAN

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Site Buildout & Construction $47,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$625,652	$874,856	$1,387,000	$1,525,700	$1,601,985
Cost of Goods Sold	$329,650	$381,400	$385,885	$400,000	$420,000
Gross Profit	$296,002	$493,456	$1,001,115	$1,125,700	$1,181,985

EXPENSES

Rent $200,000 $205,000 $210,125 $215,378 $220,762

Utilities $5,000 $5,125 $5,253 $5,384 $5,518

Marketing $5,000 $5,125 $5,253 $5,384 $5,518

Miscellaneos Expenses $15,000 $15,375 $15,759 $16,152 $16,555

Legal & Licensing Fees $12,000 $12,300 $12,607 $12,922 $13,245

Art Buget $20,000 $20,500 $21,012 $21,537 $22,075

Operating Profit $39,002 $230,031 $731,106 $848,943 $898,312

This information is provided by Bear Hug Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

Forecast Model -2023-2025.pdf

Bear Hug Brewing Company -Business Plan.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends October 28th, 2022

Summary of Terms

Legal Business Name Bear Hug Brewing Company, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2%-4.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up part of the Bear Hug Brewing Company's fundraising. However, Bear Hug Brewing Company is also acquiring funds from other sources to finish it's capital raise.

No operating history

Bear Hug Brewing Company was established on May 24th. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Bear Hug Brewing Company forecasts the following milestones:

Secure lease in Lake Buena Vista, Florida by September 2022.

Hire for the following positions by January 2023: Head Brewer

Achieve $1,000,000 revenue per year by 2025.

Achieve $600,000 profit per year by 2025.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bear Hug Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bear Hug Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bear Hug Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bear Hug Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Bear Hug Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bear Hug Brewing Company's management or vote on and/or influence any managerial decisions regarding Bear Hug Brewing Company. Furthermore, if the founders or other key personnel of Bear Hug Brewing Company were to leave Bear Hug Brewing Company or become unable to work, Bear Hug Brewing Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bear Hug Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bear Hug Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bear Hug Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bear Hug Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bear Hug Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bear Hug Brewing Company's financial performance or ability to continue to operate. In the event Bear Hug Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bear Hug Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bear Hug Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bear Hug Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bear Hug Brewing Company will carry some insurance, Bear Hug Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bear Hug Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bear Hug Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bear Hug Brewing Company's management will coincide: you both want Bear Hug Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bear Hug Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Bear Hug Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bear Hug Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bear Hug Brewing Company or management), which is responsible for monitoring Bear Hug Brewing Company's compliance with the law. Bear Hug Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bear Hug Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bear Hug Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bear Hug Brewing Company, and the revenue of Bear Hug Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bear Hug Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bear Hug Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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